FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Benjamin, James L.	2. Date of Event Requiring Statement Month/Day/Year November 8, 2002	4. Issuer Name and Ticker or Trading Symbol PRG-Schultz International, Inc. (PRGX)
(Last) (First) (Middle) 600 Galleria Parkway, Suite 100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) Executive Vice President - US Operations	6. If Amendment, Date of Original (Month/Day/Year) November 11, 2002
(Street) Atlanta, GA 30339			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	0
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Nonqualified Employee Stock Option (Right to Buy)	(1)	10/30/07	Common	50,000	9.84	D
Explanation of Responses: (1) Option vesting 25% on date of grant; balance of option vesting 25% per year on each of first four anniversaries of October 30, 2002, the date of grant
By: /s/ Clinton McKellar, Jr. James L. Benjamin, by Clinton McKellar, Jr. **Signature of Reporting Person	January 15, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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CONFIRMING STATEMENT

This Statement confirms that the undersigned has authorized and designated the General
Counsel or the Chief Financial Officer of The Profit Recovery Group International, Inc. to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of The Profit Recovery Group
International, Inc.  The authority of the General Counsel or the Chief Financial Officer of The Profit
Recovery Group International, Inc. under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of The Profit Recovery Group International, Inc., unless earlier revoked in writing.  The undersigned acknowledges that the General Counsel or the Chief Financial Officer of
The Profit Recovery Group International, Inc. is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated as of November 11, 2002

/s/ James L. Benjamin